Filed Pursuant to Rule 433

Registration Statement No. 333-136268

November 28, 2006

PRICING TERM SHEET FOR THE 5.30% DEBENTURES, SERIES 2006 D

Issuer:	Consolidated Edison Company of New York, Inc.

Ratings:	A1 (Moody’s); A (S&P); A+ (Fitch)

Issue of Securities:	5.30% Debentures, Series 2006 D due 2016

Principal Amount:	$250,000,000

Coupon:	5.30% per annum June 1 and December 1, commencing June 1, 2007

Maturity:	December 1, 2016

Treasury Benchmark:	4.625% due November 15, 2016

US Treasury Yield:	4.517%

Spread to Treasury:	0.820%

Re-offer Yield:	5.337%

Initial Public Offering Price:	per Debenture: 99.716%; Total: $249,290,000

Underwriting Discount:	per Debenture: 0.650%; Total: $1,625,000

Proceeds (before expenses) to the Company:	per Debenture: 99.066%; Total: $247,665,000

Optional Redemption:	Make Whole Treasury Rate + 15 basis points

Minimum Denomination:	$1,000

Settlement Date:	December 1, 2006 (T+3)

CUSIP:	209111EP4

Underwriters:	J.P. Morgan Securities Inc.
Lehman Brothers Inc.
UBS Securities LLC
KeyBanc Capital Markets, a division of McDonald Investments Inc.
Lazard Capital Markets LLC
Wells Fargo Securities, LLC
Loop Capital Markets, LLC
The Williams Capital Group, L.P.
Toussaint Capital Partners, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. collect at (212) 834-4533, Lehman Brothers Inc. toll-free at 1-888-603-5847 or UBS Securities LLC toll-free at 1-888-722-9555, ext. 1088.